EXHIBIT 99.8

CONSENT

     I, Andrew Lundquist, hereby consent to being named in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Pioneer Natural Resources Company, a Delaware corporation (the “Corporation”), in connection with the Agreement and Plan of Merger, dated May 3, 2004, by and among the Corporation, BC Merger Sub, Inc., a Colorado corporation (“Merger Sub”), and Evergreen Resources, Inc., a Colorado corporation (“Evergreen”), as a person who will become a director of the Corporation following the merger of Merger Sub with and into Evergreen.

     IN WITNESS WHEREOF, the undersigned has executed this document the 26th day of August, 2004.

/s/ Andrew Lundquist
Andrew Lundquist